Exhibit 99.1

MY Reports First Quarter 2015 Unaudited Results

ZHONGSHAN, China, May 27, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Operating and Financial Highlights:

•	For the quarter ended March 31, 2015, total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 406MW, or 100 units of 1.5MW WTGs and 128 units of 2.0MW WTGs.

•	Total revenue was RMB1,334.9 million (US$215.3 million) compared to RMB1,224.0 million in Q1 2014.

•	Among the revenue of RMB1,224.0 million in Q1 2014, revenue of RMB321.1 million, representing WTGs with power output of 99MW, was recognized under the EPC arrangements. None of the WTGs commissioned in Q1 2015 was under the EPC arrangements. As such, total revenue other than EPC arrangements increased by 47.8% in Q1 2015 compared to the corresponding period in 2014.

•	Gross profit was RMB189.1 million (US$30.5 million), compared to RMB192.0 million in Q1 2014.

•	Gross margin in Q1 2015 was 14.2% compared to gross margin of 15.7% in Q1 2014. Gross profit of the EPC arrangements in Q1 2014 was RMB59.1 million, representing a gross margin of 18.4%, and projects other than EPC arrangements recorded a gross margin of 14.7% in Q1 2014.

•	Total comprehensive income was RMB43.0 million (US$6.9 million), compared to total comprehensive income of RMB185.8 million in Q1 2014.

•	Total comprehensive income in Q1 2014 included the gross profit of EPC arrangements of RMB59.1 million and a gain on the loss of control of subsidiaries of RMB124.5 million. There were no such items in Q1 2015.

•	Basic and diluted earnings per share were RMB0.33 (US$0.053) and RMB0.32 (US$0.052), respectively, compared to basic and diluted earnings per share of RMB1.54 and RMB1.51, respectively, in the first quarter of 2014.

“We are pleased with our strong year-on-year revenue growth in the first quarter of 2015,” said Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang, “Driven by a series of positive policies in China to promote the wind energy sector, demand for wind turbine products has been increasing recently. In addition, while we are on the track to evolve into a technology-driven, service-centric provider of comprehensive wind energy solutions, we also see growing business opportunities in the value-added service area throughout the entire life cycle of wind farm operations.”

Mr. Zhang added, “In order to realize our vision and strategies, we took an important step earlier this month by acquiring a leading electrical systems total solutions provider in China, Tianjin RENergy Electrical Co., Ltd. and its subsidiary, (collectively “RENergy”). In addition to the anticipated significant cost and technology synergies, Ming Yang is also expected to be able to extend its current product and service offerings upon the completion of this acquisition. With this acquisition and the continued execution of our overall strategy, we are confident that we can deliver growing shareholder value in the years ahead.”

First Quarter 2015 Operating Data and Unaudited Financial Results

Revenue

Revenue in the first quarter of 2015 was RMB1,334.9 million (US$215.3 million) compared to RMB1,224.0 million in the first quarter of 2014. Among the revenue of RMB1,224.0 million in the first quarter of 2014, revenue of RMB321.1 million was recognized under the EPC arrangements. As such, total revenue other than EPC arrangements increased by 47.8% in the first quarter of 2015 compared to the corresponding period in 2014 of RMB902.9million. The increase was due to the combined effect of (1)a 41.5% increase in the number of WTGs commissioned (measured by power output) as mentioned below, and (2) more 2.0MW WTGs with higher selling price being commissioned in the first quarter of 2015 compared with the corresponding period of 2014.

WTGs for which revenue was recognized in the first quarter of 2015 amounted to an equivalent wind power project output of 406MW, or 100 units of 1.5MW WTGs and 128 units of 2.0MW WTGs. In the first quarter of 2014, revenue was recognized for WTGs with power output of 386MW, among which WTGs with power output of 99MW was under EPC arrangements. These 99MW WTGs were commissioned prior to the first quarter of 2014 but revenue was recognized in the first quarter of 2014 when the EPC project companies became financially independent from Ming Yang to settle the sales amount of WTGs. None of the WTGs commissioned in the first quarter of 2015 was under EPC arrangements. As such, in terms of power output, WTGs commissioned other than EPC arrangements in the first quarter of 2015 showed an increase of 41.5% compared to WTGs with 287MW power output in the first quarter of 2014.

Gross Profit and Gross Margin

Gross profit was RMB189.1 million (US$30.5 million), compared to that of RMB192.0 million in the first quarter of 2014. Gross margin in the first quarter of 2015 was 14.2% compared to gross margin of 15.7% in the first quarter of 2014. The gross profit of EPC arrangements in the first quarter of 2014 was RMB59.1 million, representing a gross margin of 18.4%, and projects other than EPC arrangements recorded a gross margin of 14.7% in the first quarter of 2014.

On an adjusted basis, should warranty provisions be excluded from cost of sales, the Company’s adjusted gross margin would be 17.1% for the first quarter of 2015, compared to 18.9% for the corresponding period in 2014.

Selling and Distribution Expenses

Selling and distribution expenses were RMB53.4 million (US$8.61 million) for the first quarter of 2015, compared to RMB30.9 million for the corresponding period in 2014, representing an increase of 72.8%. The increase was mainly due to the increase in the number of WTGs transported.

Administrative Expenses

Administrative expenses were RMB89.2 million (US$14.4 million) for the first quarter of 2015, compared to RMB68.1 million for the corresponding period in 2014, representing an increase of 31.0%. The increase in administrative expenses was mainly due to provision for doubtful trade and other receivables of RMB27.5 million (US$4.4 million) being made in the first quarter of 2015 as compared to an RMB5.8 million provision being made in the corresponding period of 2014.

Research and Development Expenses

Research and development expenses were RMB18.6 million (US$3.0 million) for the first quarter of 2015, compared to RMB19.6 million for the corresponding period in 2014.

Gain on Loss of Control of Subsidiaries

There was a gain on loss of control of subsidiaries of RMB124.5 million that was recognized during the first quarter of 2014 as a result of the Company’s deconsolidation of Global Wind Power Limited (“GWPL”) and accounted for GWPL as a joint venture under the equity method of accounting from January 1, 2014, pursuant to the Company’s waiver of certain voting power in GWPL. There was no such gain in the first quarter of 2015.

Net Finance Income/Expenses

Finance income was RMB33.6 million (US$5.4 million) for the first quarter of 2015, compared to RMB37.2 million for the corresponding period in 2014. The decrease in finance income was mainly attributable to the decline in interest income from bank deposits and entrusted loans.

Finance expenses were RMB17.7 million (US$2.9 million) for the first quarter of 2015, compared to RMB41.6 million for the corresponding period in 2014. The decrease in finance expenses was mainly due to the repayment of RMB1 billion of Ming Yang’s medium-term notes that matured on January 12, 2015.

Profit Before Income Tax

Profit before income tax was RMB48.7 million (US$7.9 million) for the first quarter of 2015, compared to a profit before income tax of RMB200.5 million for the corresponding period in 2014. Profit before income tax in the first quarter of 2014 included the gross profit of EPC arrangements of RMB59.1 million and the gain on the loss of control of subsidiaries of RMB124.5 million as mentioned above while no such items were recorded in the first quarter of 2015.

Income Tax Expense

Income tax expense was RMB8.0 million (US$1.3 million) for the first quarter of 2015, compared to income tax expense of RMB13.2 million for the corresponding period in 2014.

Total Comprehensive Income and Earnings per Share

As a result of the cumulative effects of the factors discussed above, total comprehensive income for the first quarter of 2015 was RMB43.0 million (US$6.9 million), compared to a total comprehensive income of RMB185.8 million for the corresponding period in 2014.

Basic and diluted earnings per share were RMB0.33 (US$0.053) and RMB0.32 (US$0.052) for the first quarter of 2015, respectively, compared to basic and diluted earnings per share of RMB1.54 and RMB1.51, respectively, in the corresponding period in 2014.

Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2015 were RMB650.6 million (US$105.0 million), compared to RMB2,169.8 million as of December 31, 2014.

Recent Business Developments

•	MY acquired electrical systems provider, RENergy – In May 2015, MY announced the acquisition of a 99% majority equity interest in China Smart Electric Group Limited (“China Smart”), a Cayman Islands company. China Smart owns all of the equity interest in Wise Renergy Holdings Limited, a Hong Kong company, which in turn owns all of the equity interests in mainland China-based subsidiaries, Tianjin REnergy Electrical Co., Ltd. and Tianjin Ruiyuan Electrical Co., Ltd. (all such Renergy entities are collectively referred to as “RENergy”). RENergy is China’s largest supplier of core components for WTGs, including components such as main control systems, pitch control systems and converters. Ming Yang expects to integrate RENergy’s patented electrical control system technologies into Ming Yang’s existing product offerings, allowing Ming Yang to evolve further into a provider of comprehensive wind energy solutions and to address a wider range of its customers’ requirements. For details of the transaction, please refer to the related press release and presentation on the Investor Relations section of the Company’s website.

•	MY launched 3.0MW 120-meter three-blade super compact drive (“SCD”) WTG – In May 2015, the innovative SCD wind turbine utilizing Ming Yang’s own technologies was unveiled. As an important complement to the Company’s current flagship product of 6.0MW two-blade offshore SCD, the 3.0MW 120-meter SCD mainly targets low-wind onshore areas, a significant market after China started to focus the development of eastern and southern areas.

•	MY is in the process of securing approximately 1GW wind resources – Ming Yang’s wind and solar farms investment arm has obtained government approval for approximately 400MW quality projects and is in the progress of applying for government approval for approximately 600MW quality projects and Ming Yang anticipates to realize 2GW installations by 2017. Ming Yang expects that the downstream projects will not only contribute cash flow to Ming Yang, but will also act as demonstration projects for Ming Yang’s next-generation wind turbines.

Business Update

Order Book Update

•	New Sales Contracts – During the first quarter of 2015, Ming Yang entered into sales contracts for wind power projects with a total output of 264 MW, representing 66 units of 1.5MW WTGs, 81 units of 2.0MW WTGs and 1 unit of SCD 3.0MW WTG.

•	Order Backlog – As of March 31, 2015, the Company’s order backlog was approximately 3.55GW, representing 1,005 units of 1.5MW WTGs, 930 units of 2.0MW WTGs, 60 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since inception was10.41GW, representing 4,848 units of 1.5MW WTGs, 1,449 units of 2.0MW WTGs, 80 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Industry Update

•	By the end of the first quarter of 2015, China’s cumulative grid-connected wind power capacity reached 101GW with 4.7GW of new installations added during the quarter, according to the National Energy Administration (the “NEA”) of China.

•	In order to meet its target of generating 15% of total electricity from renewable sources by 2020, the NEA increased the next five-year plan’s cumulative power capacity target from 200GW to 250GW by the end of the same year.

•	In an effort to balance electricity generation and consumption, the NEA has prohibited provinces with curtailment rate over 20% from installing new wind farms.

•	Quotas were set at provincial levels in order to give priority to electricity from renewable sources by certain provinces in China. For example, one notice from Inner Mongolia said that new energy will represent 15% of total on-grid power generation by 2015, compared with 10% in 2014.

•	The 5th batch of wind power projects that were released by the NEA in late April of 2015 for the 12th five-year plan announced an aggregate power capacity of 34GW, which was a record amount and beat market expectations.

Earnings Guidance

Based on the Company’s current order book and its current views and estimates on its current operating and market conditions, its current business plans and customer demand, and without taking into consideration the effect of its recent acquisition of RENergy, the Company expects that for the quarter ended June 30, 2015, (i) its estimated revenue will be in the range of RMB1.4 billion to RMB1.6 billion, representing an increase of 50% to 71% compared with RMB0.9 billion for the quarter ended June 30, 2014; and (ii) its estimated net profit for the period will be in the range of RMB50 million to RMB55 million, representing an increase of 327% to 370% compared with RMB11.7 million for the quarter ended June 30, 2014. Please note that these projections are subject to change and changes may be material. In addition, the second quarter is typically a seasonally slower period since it is a rainy season in many parts of China when the construction progress on customers’ wind farms is generally slow.

Without taking into consideration the effect of its recent acquisition of RENergy, the Company affirms its projected ranges of estimated revenue, net profit, gross margin and operating income margin for the year ending December 31, 2015 as announced on April 7, 2015.

The Company notes that it acquired a 99% majority equity interest in RENergy in May 2015 and RENergy became a consolidated subsidiary of the Company since then. The Company purchases electrical controls systems from RENergy, and the unrealized profits in inventories arising from purchases from RENergy subsequent to the acquisition will be eliminated upon consolidation. The Company is in the progress of integrating the operations of RENergy after the acquisition. After completing the integration, the Company expects the acquisition may result in synergies and benefits, including increases in gross profit margin and/or a reduction in various costs. However, the Company is currently unable to quantify the likely financial effects of such potential synergies and benefits nor can the Company currently estimate with any level of certainty the operating costs to be incurred by RENergy, the fair value adjustment on RENergy’s assets and liabilities on the acquisition date, and the related amortization and tax implication thereon. Accordingly, the Company has not revised its previously announced estimates to take into consideration the effect of the acquisition of RENergy.

Note to the Financial Information

The preliminary unaudited consolidated statements of operations and comprehensive income and consolidated statements of financial position accompanying this press release (collectively the “preliminary unaudited financial information”) have been prepared by management using International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. The preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.1990 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on March 31, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang’s senior management will host a conference call on Wednesday, May 27, 2015 at 8:00 am (Eastern)/ 5:00 am (Pacific)/ 8:00 pm (China) to discuss its quarterly results and recent business activities.

To access the conference call, please dial:

United States:	+1-845-675-0437
International (toll):	+65-6723-9381
China, Domestic:	400-620-8038 / 800-819-0121
Hong Kong:	+852-3018-6771

To access international Toll Free Dial-In numbers:

Hong Kong:	800-906-601
United States:	+1-866-519-4004

Please ask to be connected to 1Q2015 China Ming Yang Wind Power Group Limited Earnings Conference Call and provide the following pass code: Ming Yang.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
China:	400-602-2065/400-632-2162 / 800-870-0206/800-870-0205
Hong Kong:	800-963-117
Passcode:	4612-9881

The replay will be archived for seven days following the earnings announcement until June 3, 2015.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three months period ended March 31,
	2014	2015	2015
	RMB ‘000	RMB ‘000	USD ‘000
Revenue	1,224,032	1,334,856	215,334
Cost of sales	(1,032,026)	(1,145,750)	(184,828)

Gross profit	192,006	189,106	30,506
Other income	7,170	4,977	803
Selling and distribution expenses	(30,935)	(53,367)	(8,609)
Administrative expenses	(68,107)	(89,150)	(14,382)
Research and development expenses	(19,597)	(18,642)	(3,007)

Profit from operations	80,537	32,924	5,311
Finance income	37,243	33,638	5,426
Finance expenses	(41,595)	(17,733)	(2,860)

Net finance (expenses) / income	(4,352)	15,905	2,566
Gain on loss of control of subsidiaries	124,460	—	—
Share of loss of associates	(172)	(91)	(15)

Profit before income tax	200,473	48,738	7,862
Income tax expense	(13,238)	(7,996)	(1,290)

Profit for the period	187,235	40,742	6,572

Other comprehensive (loss) / income for the period

Foreign operations - foreign currency translation differences	(1,440)	2,242	362

Total comprehensive income for the period	185,795	42,984	6,934

Profit attributable to:
Shareholders of the Company	188,416	40,755	6,574
Non-controlling interests	(1,181)	(13)	(2)

	187,235	40,742	6,572

Basic earnings per share(1)	1.54	0.33	0.05
Diluted earnings per share(2)	1.51	0.32	0.05

Total comprehensive income attributable to:
Shareholders of the Company	186,976	42,997	6,936
Non-controlling interests	(1,181)	(13)	(2)

	185,795	42,984	6,934

(1)	The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average number of ordinary shares outstanding during the relevant periods.
(2)	The calculation of diluted earnings per share is based on the profit attributable to shareholders of the Company and weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive ordinary shares during the relevant periods.
(3)	The reconciliation of adjusted gross margin (to exclude warranty provision from cost of sales) is as below:

	For the three months period ended March 31,
	2014	2015	2015
	RMB ‘000	RMB ‘000	USD ‘000
Revenue (A)	1,224,032	1,334,856	215,334

Cost of sales (B)	(1,032,026)	(1,145,750)	(184,828)
Less: warranty provision	39,355	39,694	6,403

Cost of sales excluding warranty provision (C)	(992,671)	(1,106,056)	(178,425)

Gross margin [D=(A+B)/A]	15.7%	14.2%	14.2%
Adjusted gross margin [E=(A+C)/A]	18.9%	17.1%	17.1%

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2014	As of March 31, 2015
	RMB ‘000	RMB ‘000	USD ‘000
Assets
Non-current assets
Property, plant and equipment	781,224	793,173	127,952
Intangible assets	76,426	74,461	12,012
Lease prepayments	344,563	342,580	55,264
Investments in associates	69,936	69,846	11,267
Investments in joint ventures	867,848	925,602	149,315
Other investment	30,000	30,000	4,839
Trade and other receivables	1,076,040	1,161,459	187,362
Prepayments	120,842	120,912	19,505
Deferred tax assets	222,343	225,673	36,405

Total non-current assets	3,589,222	3,743,706	603,921

Current assets
Inventories	2,015,820	2,223,868	358,746
Trade and other receivables	4,454,126	5,150,862	830,918
Prepayments	104,104	83,901	13,535
Other current assets	15,015	41,802	6,743
Pledged bank deposits	306,883	356,830	57,563
Cash and cash equivalents	2,169,810	650,616	104,955

Total current assets	9,065,758	8,507,879	1,372,460

Total assets	12,654,980	12,251,585	1,976,381

Equity
Issued share capital	864	864	139
Reserve for own shares	(39,386)	(39,386)	(6,354)
Capital reserves	3,721,039	3,721,039	600,265
Translation reserves	(78,704)	(76,462)	(12,334)
Accumulated losses	(173,829)	(133,074)	(21,467)

Total equity attributable to shareholders of the Company	3,429,984	3,472,981	560,249
Non-controlling interests	48,169	48,156	7,768

Total equity	3,478,153	3,521,137	568,017
Liabilities
Non-current liabilities
Deferred tax liabilities	13,961	13,843	2,233
Provisions	198,949	192,141	30,996
Trade and other payables	298,410	353,200	56,977
Deferred income	309,398	320,087	51,635

Total non-current liabilities	820,718	879,271	141,841

Current liabilities
Bond payable	999,749	—	—
Trade and other payables	5,649,670	5,930,709	956,720
Short-term bank loans	551,450	700,785	113,048
Income tax payable	44,309	49,154	7,930
Provisions	301,966	327,878	52,892
Deferred income	67,652	71,134	11,475
Deferred revenue	741,313	771,517	124,458

Total current liabilities	8,356,109	7,851,177	1,266,523

Total liabilities	9,176,827	8,730,448	1,408,364

Total equity and liabilities	12,654,980	12,251,585	1,976,381

SOURCE: China Ming Yang Wind Power Group Limited